THE ALGER FUNDS
THE ALGER INSTITUTIONAL FUNDS
ALGER GLOBAL GROWTH FUND
360 Park Avenue South
New York, New York  10010

January 26, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management
100 F Street, N.E.

Washington, D.C.  20549

Re:          The Alger Funds (File Nos.: 811-1355, 33-4959)

The Alger Institutional Funds (File Nos.: 811-7986, 33-68124)

Alger Global Growth Fund (File Nos.: 811-21308, 333-103283)

Registration Statements on Form N-1A

Ladies and Gentlemen:

On behalf of The Alger Funds (“TAF”), The Alger Institutional Funds (“TAIF”) and Alger Global Growth Fund (“AGGF,” and collectively with TAF and TAIF, the “Registrants”), we filed on December 22, 2016 pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”), Post-Effective Amendment No. 93, Post-Effective Amendment No. 48 and Post-Effective Amendment No.27 (each, an “Amendment”) to the Registration Statements on Form N-1A of TAF, TAIF and AGGF, respectively (each, a “Registration Statement”).

We acknowledge that each Amendment was filed via EDGAR without the inclusion of a marked copy of the Amendment indicating the changes effected in the applicable Registration Statement by the Amendment.  We understand the Registrants’ obligation pursuant to Rule 472 under the Securities Act to include both marked and unmarked copies in future EDGAR filings and note that Rule 310 of Regulation S-T permits the use of “-coding” to satisfy certain marking requirements.

Should members of the staff of the Securities and Exchange Commission have any questions or comments, please contact me at 212.806.8833 or lmoss@alger.com

Very truly yours,

/s/ Lisa A. Moss
Lisa A. Moss

cc:        Hal Liebes, Esq.

Christopher E. Ullman, Esq.